Mail Stop 4561

November 27, 2007

Mr. Jeffrey K. Ellis
Vice President and Chief Financial Officer of
Westrec Investors, Inc., the Corporate General
Partner of Tower Park Marina Investors, L.P.
16633 Ventura Boulevard, 6th Floor
Encino, CA 91436

   Re: **Tower Park Marina Investors, L.P.**
      Form 10-KSB for the year ended December 31, 2006
      Forms 10-QSB for the quarters ended March 31, 2007, June 30, 2007,
      and September 30, 2007
      File No. 0-17672

Dear Mr. Ellis:

   We have read your supplemental response letter dated November 14, 2007 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB for the quarter ended September 30, 2007

Note 2 – Tower Park Marina, page 9

1. You disclose that the deferred gain of $2,152,000 from the sale of substantially all of the assets of Tower Park Marina and RV Park to Kampgrounds of America was calculated based on the present value of the ten-year lease commitment. Please tell us how you determined the "lease term" used in your present value calculation and specifically explain how you took into consideration any periods for which failure to renew the lease would impose a significant penalty (as defined in

paragraph 5(o) of FAS 13) upon your company such that renewal appeared at lease inception to be reasonably assured. Please see paragraphs 5 and 33 of SFAS 13 for reference.

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Please respond to these comments within 10 business days by filing your response letter on EDGAR or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Jessica Barberich
Staff Accountant